UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited

Form 6-K

Other Information:

The board (the “Board”) of directors (the “Directors”) of Graphex Group Limited (the “Company”) has announced the unaudited condensed consolidated interim consolidated financial results of the Company and its subsidiaries (collectively, the “Group”) as of, and for the six months ended, June 30, 2022, together with the comparative unaudited figures for the corresponding period in 2021, in conformity with U.S. generally accepted accounting principles.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: October 26, 2022

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Unaudited Financial Results as of and for the six-month period ended June 30, 2022

101.INS(2)	Inline XBRL Instance Document

101.SCH(2)	Inline XBRL Taxonomy Extension Schema Document

101.CAL(2)	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF(2)	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB(2)	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE(2)	Inline XBRL Taxonomy Extension Presentation Linkbase Document

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